CALEDONIA MINING CORPORATION

November 10, 2010

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia”) is for the fiscal period ended September 30, 2010 and the period until November 10, 2010. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at September 30, 2010 and the Annual Report for the year ended December 31, 2009, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian Dollars.

Listings

Caledonia’s shares are listed on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on NASDAQ-OTCBB as “CALVF”.

1.	EXECUTIVE SUMMARY
1.1	Core Business and Strategy

Caledonia is an exploration, development and mining corporation focused on Africa. The Corporation’s primary assets are a gold mine in Zimbabwe (Blanket), a base metals exploration project in Zambia (Nama), platinum group and base metals (PGE) projects in South Africa (Rooipoort/Mapochs) and a non-producing gold mine in South Africa (Eersteling) which has been identified for disposal. Caledonia also has an undeveloped diamond exploration property in South Africa.

The Corporation’s business model is to identify and/or acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through joint venture agreements. The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders. Where appropriate, Caledonia will seek strategic alliances through existing or new joint ventures.

The Corporation’s main focus has been the completion of the No. 4 Shaft Expansion Project at Blanket in order to achieve approximately 40,000 ounces of gold production per annum. The successful commissioning of the No. 4 Shaft Expansion Project was announced in October 2010. As with any mine there will be the need for on-going expenditure on sustaining capital work, exploration and mine development. This will be funded by a combination of internally generated income and by Zimbabwe-based bank loans.

Activity at the Nama and Rooipoort/Mapochs exploration properties will continue to be determined by available cash resources.

1.2 Key Performance Driver

The positive drivers for the Blanket Mine have been the higher gold price, the successful retention of the vast majority of its skilled workforce and the recruitment of additional skills, the dollarization of the Zimbabwean economy. These have resulted in the elimination of hyperinflation, and the 3rd quarter commissioning of the No.4 Shaft Expansion project. However operating a mine in Zimbabwe continues to be subject to numerous challenges, the most important being:

  continued uncertainty regarding the implementation of the Indigenisation policy of the Zimbabwean Government:
  unavailability of affordable and sufficient working capital;
  unrealistic demands and expectations of the labour unions relating to US Dollar based pay increases; and.
  frequent disruptions of the electrical power supplies and the high cost of alternative power sources.

On-going and extensive employee safety and training, together with strict environment management provides a safe and efficient working environment for all personnel and continue to upgrade the skills of the mine’s existing and new employees.

The operating and capital cost containment and budgetary controls in place at Blanket are continually monitored to ensure that the production profile and costs meet the strategic goals set by corporate and mine management.

1.3 Capability to Deliver

The existing short term bank loan facility granted to Blanket in conjunction with internally generated cash flows has generated sufficient funding, and the commissioning of the No.4 Shaft Expansion Project should now enable Blanket to ramp up its gold production to approximately 40,000 ounces per annum by the end of 4th quarter 2010.

Electricity supply interruptions still continue to be a significant operating problem. The installation and commissioning in June 2010 of the first 2.5MVA diesel generator (“Genset”) played an essential role in allowing the No.4 Shaft expansion project to be completed in the 3rd quarter and for normal underground mining and development operations to continue during power disruptions. This Genset will continue to provide sufficient power to Blanket’s underground operations and therefore will allow the increased mining tonnage targets to achieve a 40,000 ounces of gold per annum production rate to be met. As there is some excess production capacity in the metallurgical plant at present Blanket can offset some of the power interruptions when power is available to run the plant on a continuous basis. However the frequency and duration of power interruptions recently experienced would not allow the metallurgical plant to produce at the 40,000 per annum gold production rate and three further Gensets and their associated transformers, switchgear and synchronisation panels have been ordered and are expected to be installed and commissioned early in Q1 2011.

Power supply interruptions tonnage

	Production	As % of expected available 24
Month	hours Lost	hour power

Oct 2009	11	1.6
Nov 2009	133	18.5
Dec 2009	67	8.9
Jan 2010	75	10.1
Feb 2010	152	22.6
Mar 2010	212	28.5
April 2010	236	32.8
May 2010	231	31.1
June 2010	202	28.0
July 2010	54	7.3
Aug 2010	246	33.1
Sept 2010	137	19.0

The improvement in the supply of electricity which was experienced in July did not continue into August and September. The power interruptions in August was the worst experienced since the power interruptions started in 2009! In October 2010 Blanket signed an agreement with Zimbabwean Electricity Supply Agency (“ZESA”) whereby Blanket accepted a higher billing rate for the ZESA supplied power in exchange for uninterrupted power supply. The higher billing rate is significantly cheaper than the cost of diesel generated power supply from the Genset. In recent weeks Blanket has experienced a significant reduction in the incidence of power interruptions. However over the medium to long term, management expects that electricity supplies will continue to be at risk of interruption due to the on-going and acknowledged critical shortage of power generating capacity in Zimbabwe and the sub-Saharan region as a whole.

1.4	Results and Outlook

Tonnages milled and gold produced since the resumption of production at Blanket in April 2009 are shown in the table below:

	Year	Tonnes	Gold Ounces	Gold Head (Feed)	Average USD price
		Milled	Produced	Grade g/t	per ounce achieved
Third quarter	2010	41,594	4,935	4.04	1,241
Second quarter	2010	30,788	3,408	3.79(1)	1,192
First quarter	2010	29,805	3,129	3.58	1,109
Fourth quarter	2009	45,001(2)	4,164	2.96	1,117
Third quarter	2009	34,266	4,117	3.63	974
Second quarter	2009	24,177	2,746	3.53	935
First quarter	2009	-	-	-	-

(1)Increase in recovered grade is a direct result of discontinuing mining operations above the 510 m level
(2) High tonnes milled were as a direct result of low power disruptions.

There is a very clear improvement in the tonnages and the gold head grade being mined and milled during 2010.

1.5 Operational Risks

The recently installed Genset#1 can only supply power to the underground section, compressors and No. 4 Shaft Winder. However, Blanket’s ability to achieve 40,000 ounces of gold production per annum requires a higher uninterrupted electrical power supply to the crushing, milling and CIL plant than has been experienced in recent months. A new ZESA agreement will hopefully contribute to improved overall stable power supply. The Corporation has decided to mitigate the risk of possible future power interruptions by investing in three additional standby generators. The recent strength of the gold price has been positive but the strong Rand/US Dollar exchange rate has increased the cost of consumables and capital items most of which are imported from South Africa and are priced in South African Rands. The recently imposed increase in the royalty from 3.5% to 4% with effect from October 2010 and taxation rate from 15% to 25% with effect from January 2010 will reduce Blanket’s profitability and cash flow. Indigenization legislation potentially could make Zimbabwe a very difficult investment environment if it is implemented on the basis currently proposed. However until the Indigenization policy is finally clarified and legislated it will remain impossible to accurately assess its effect on Blanket or Caledonia’s future investment in Blanket or Zimbabwe.

2.	OPERATIONAL REVIEW AND RESULTS OF OPERATIONS
2.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded at Blanket Mine:

	3rd	YTD	YTD
Class	Quarter	September	September
	2010	2010	2009
Lost time injury	0	0	1
Occupational illness	0	1	0
Medical aid	1	4	2
Restricted work activity	6	11	15
First aid	7	15	5
Total	14	31	23
Incidents (1)	17	42	28
Near misses	9	28	15

(1) The increase in the number of incidents in 2010 is directly related to the increased activity during 2010 compared to the low level of activity in the 1st quarter and 2nd quarter 2009 as there was no mining or milling operations in 1st quarter 2009. In January 2010 more stringent reporting requirement of Incidents and Near Misses were implemented which has resulted in the expected increase in these statistics, and which now enables the mine to better assess areas of potential concern.

There were no adverse environmental issues during the quarter. Water sampling results from the 14 monitoring holes downstream of the tailing dams continue to verify satisfactory environmental controls.

Human Resources

The Chamber of Mines Zimbabwe (“COMZ”) has still been unable to settle a wage dispute with the mining union AMWUZ and negotiations continue.

2.2 Gold Production Blanket Mine – Zimbabwe

Production during the third quarter showed a significant improvement over the 2 previous quarters with milled tonnes being 35% higher and gold production 44.8% higher at 4,935 ounces than the 2nd quarter. The higher gold production is a direct result of management’s revised mining plan as was detailed in the 2nd Quarter report.

The mined head grade delivered to the mill improved by a further 0.25 g/t over that achieved in the 2nd quarter and gold recoveries were 91.3% for the quarter. The slight drop in recovery at the higher milling rate can be attributed to the frequent power outages during the quarter which resulted in non-continuous operation of the metallurgical recovery circuits. An additional 4 new CIL mixers with their modified dual-impellor design have been ordered and should be installed before the end of this quarter.

Blanket continues with the establishment of new and additional mining-stope benches in two specific mining areas in order to increase the number of mining production machines in these sections. These will allow for a rapid increase in mined tonnages now that No. 4 Shaft Expansion Project has been completed.

Underground Operations

Capital Projects

Number 4 Shaft Expansion:

As announced previously in a News Release, this project was successfully commissioned early in the 4th quarter despite the frequent power interruptions that necessitated the purchase and installation of a 2.5 Kva Genset. This was a highly commendable and noteworthy performance by Blanket’s management and its contractors. There remains a small amount of work required to complete the upgrade of the gyratory crushing circuits and revised mill feed arrangement. The first of two new Telsmith 38H gyratory crushers has been installed and the second unit is scheduled for installation before the end of January 2011.

750m AR – Lima Haulage

This is a new Project to link the Blanket and Lima ore bodies on the primary 22 Level Haulage level. This haulage will also provide a number of crosscuts for drilling platforms from which a drill core evaluation of the ore above and below the 750m development level will be done, and which, if successful will allow for sustained production at the annual targeted level of 40,000 ounces of gold and possibly beyond. The cost of this 2 year project, which will be financed and managed utilizing internal resources, is estimated to be approximately US$2.5 million.

Operations

During the 3rd quarter the metallurgical plant suffered a 21.3% down time of 471 hours (Q2 - 814 hours). The composition of this abnormal downtime was 82% for no power, 9% due to no available feed ore occasioned by shaft time being dedicated to installations required by the No4 Shaft Expansion Project, 4% for engineering issues, 5% for planned stoppages and miscellaneous operational issues. If the effect of electricity outages is discounted, Blanket’s operations have been running at over 91% availability.

The secondary and tertiary crusher sections operated well with no major problems although the current tertiary crushing circuit operated at very high cost and will be entirely replaced by the two new Telsmith 38H crushers once they have both been installed and commissioned.

			2010		2009

		3rd	YTD	3rd	YTD	October
Production results		Quarter	September	Quarter	September	2010
Ore milled	Tonnes	41,594	100,893	34,266	58,443	14,304
Head (feed) Grade	Grams/tonne	4.04	3.80	4.1	4.05	4.34
Recovery %	Per cent	91.3	91.2	91	90	93
Gold produced	Ounces	4,935	11,472	4,117	6,860	1,854
Gold Sold	Ounces	4,935	12,234	4,696	6,860	1,854

The gold production achieved in October shows the continued improvements. Management expects that subject to there being reasonable power supply continuity that the expected annual gold production level of approximately 40,000 ounces should be achieved by the end of December 2010.

Outlook Risks

  Until additional generators are installed, power interruptions at similar levels to those experienced during this year will significantly affect gold production because the plant will not be able to make up sufficient metallurgical recovery time lost as the mine attains the planned feed ore ramp-up to 1,000 tonnes per day. It is hoped that the recently signed ZESA power agreement will prevent or at least significantly reduce continuing power interruptions. The Corporation’s Board has authorized management to purchase 3 additional diesel powered generators to mitigate the future risk of power outages that would be detrimental to achieving the target of 40,000 ounces of gold production and Caledonia has completed the design, engineering and procurement in this regard.
  Government actions and the introduction of constraining legislation, such as the introduction of the “use or lose it” policy in the ownership of mining claims. Blanket has commenced exploration on two project areas being the GG Project and the Mascot Project which incorporates the Mascot, Penzance and Eagle Vulture shafts areas.
  The recently announced increase in royalty from 3.5% to 4% with effect from October 1, 2010 in conjunction with the increased income tax for mining companies from 15% to 25%, and a range of further taxes and levies imposed by central and local government has substantially increased the taxation burden on Zimbabwean mining operations. As the Zimbabwean government attempts to increase its revenue base there is a risk that rates of taxation may be increased further and/or new taxes may be imposed.
  In the absence of being able to raise increased levels of debt funding at realistic rates of interest and tenor locally in Zimbabwe, Blanket relies on internally generated funds to finance its operations and investment program. This situation is further aggravated by the failure of the Zimbabwe Government to repay its Special Tradable Gold Bond or instruct that it can be used to offset a range of payments currently being paid on an ongoing basis to the Government such as the royalty, tax, VAT and import duties. It is therefore imperative that there be no disruption of operations and that current production plans are met in order to generate the predicted free cash flow required for our current and sustaining capital funding requirement.
  Uncertainty regarding Blanket’s obligations in respect of the implementation of indigenization and the general climate of uncertainty that indigenization policies have created in Zimbabwe creates multiple risks which include: investor uncertainty, continued difficulty in raising long term debt both locally and internationally, uncertainty as to the nature and identity of qualifying indigenization partners in terms of the existing regulations and any future revenue obligations that may be required in terms of legislation to offset a requirement for direct equity participation by indigenous parties.
  A significant fall in the gold price in the near-term would hamper further mine capital work.
  Currency exchange rates especially a further strengthening value of the SA Rand against the US$.
  Possible operating cost inflation eroding profitability.

Opportunities

  Following the commissioning of the No. 4 Shaft Expansion, Blanket has considerable opportunities to further expand production to between 1,500 and 1,800 tonnes per day from the existing mine area, especially with the planned development between Blanket and Lima shafts. The estimated current mine ore reserve/resources can support this size of operation, but, significant capital investment and time will be required to achieve these production rates.
  Blanket’s cost of production per ounce will reduce as fixed costs and overheads are spread across higher production as gold production is increased from the present levels to approximately 40,000 ounces per annum. This will translate into increased cash generation, which may, depending on the political and legislative environment, be used to fund further mine development and exploration activities.
  Blanket holds a number of additional claims in the Gwanda greenstone belt. Most of these are sited on disused mines which were last worked at least thirty years ago. At the current gold prices and with the modern exploration and metallurgical techniques available from Caledonia, the opportunity exists to re- assess the commercial viability of these mines and preliminary exploration work has commenced. Blanket’s initial focus is on those properties that have, from previous and recent exploration work indicated a high potential for economic gold mineralization. Headgears and winders have now or are currently being installed on four of these properties of which three are “brownfield “operations with significant mine infrastructure and the fourth property is in the process of sinking a new exploration shaft initially down to 120 meters. Shaft rehabilitation and shaft sinking has commenced on the other three properties to enable further underground development exploration work and evaluation work to be carried out.

2.3	EXPLORATION AND PROJECT DEVELOPMENT
2.3.1	Base Metals

Nama Copper/Cobalt Project – Zambia

Follow-up investigations of the more important anomalies defined during the 2009 field program have continued.

Office based work including data processing and modeling, together with map compilation has continued to build on the 2009 geological map. This field work continues to support our current understanding of the geological structure, particularly relating to the possible continuation into the Nama Project Area of the Copperbelt style mineralization that exists on neighboring properties.

Tenders have been called for an initial multi-hole deep-level diamond drilling program to explore for Copperbelt style mineralization and this program is expected to commence in 2011 as soon as ground conditions after the rains permit.

2.3.2 Rooipoort/Mapochsgronde PGE/Ni/Cu Project (including Grasvally) - South Africa

Discussions with the Department of Mineral Resources continue so as to extend the period of the exploration plan previously submitted.

3. SUMMARY OF QUARTERLY RESULTS

The following information is provided for each of the 8 most recently completed quarters of Caledonia - ending on the dates specified - in thousands of Canadian Dollars. The figures are extracted from underlying unaudited financial statements that have been prepared according to Canadian GAAP.

	Sept	June	Mar	Dec	Sept	June	Mar	Dec
($000’s-except per share amounts.)	30/10	30/10	31/10	31/09	30/09	30/09	31/09	31/08
Sales from continuing operations	6,331	4,154	4,490	4,263	4,932	2,364	-	29
Income/(loss) for continuing operations	1,671	322	688	(2,812)	862	(162)	(799)	(2,066)
-per share basic	0.003	0.001	0.001	(0.006)	0.0017	(0.0003)	(0.0016)	(0.0041)

Discontinued operations (loss)	(24)	(26)	(29)	(67)	(36)	(37)	(40)	(531)
Net Income/ (loss) after discontinued
operations	1,647	294	659	(3,738)	826	(199)	(839)	(2,597)
- per share basic	0.003	0.001	0.001	(0.007)	0.0017	(0.0004)	(0.0017)	(0.0052)
EBITDA	1,763	644	775	(1,476)	963	(55)	(737)	(1,054)
No. of shares basic ‘000	500,169	500,169	500,169	500,169	500,169	500,169	500,169	500,169

Note:	The effect of the dilution on the earnings per share has not been calculated as all outstanding share purchase options were “out of the money” as at September 30, 2010.

During the quarter Caledonia made a gross operating profit of $2,878,000 ($1,802,000 – 2009) which resulted in a net profit of $1,671,000 ($862,000 – 2009) from continuing operations which included an unrealized foreign exchange gain of $36,000 ($231,000 loss – 2009). The operating profit was achieved from the sale of 4,934 (4,696 – 2009) ounces of gold. The profit of $1,671,000 includes a non-cash equity-based compensation expense of $354,000 ($8,000 – 2009) relating to the re-pricing of the stock options as approved by shareholders at the 2010 AGM in May.

The monthly operating costs per ounce in US$, for Blanket, during the quarter are as per the table below:

	1st	2nd	3rd	Estimate
	Quarter	Quarter	Quarter	October
	2010	2010	2010	2010
USD operating cost per ounce
Labour costs	326	324	232	209
Consumables	306	301	249	263
Electricity (incl diesel**)	108	97	105	99
Other admin costs	67	94	65	61
Total Cost per ounce produced	806	816	651	632
Ounces produced	3,148	3,408	4,951	1,854
Hours of power outages	439	669	426	77
Number of employees	744	748	762	759

As can be seen from the table above the cost per ounce is very sensitive to gold ounces produced as fixed costs amounted to 55% of the total operating expenses in the 3rd quarter. Included in the electricity cost per ounce of $99/ oz. is an amount of $25/ oz. directly attributable to diesel generated power.

The unrealised exchange gain of $36,000 ($231,000 loss – 2009) relates to the translation of the South African operations into C$ whilst the translation of Blanket resulted in a YTD gain of $67,000 ($330,000 – 2009) that has been charged to other comprehensive income.

The interest received in the 3rd quarter of $61,000 ($14,000 – 2009) is accrued interest on the Special Tradable Gold Bonds from the Reserve Bank of Zimbabwe (“Gold Bonds”), the provision against the Gold Bond receivable has been increased by a similar amount. The RBZ Gold Bonds were not redeemed on July 31, 2010 as previously announced by RBZ. Despite a number of enquiries in this regard we have been unable to ascertain what decision has been taken by RBZ or the Ministry of Finance relating to a new redemption date.

General and administration costs were in line with costs incurred in the 2nd quarter apart from the $354,000 equity-based compensation expense that occurred because of the re-pricing of the share options as approved at the 2010 AGM in May 2010.

Other expenses of $282,000 ($109,000 – 2009) includes an amount of $221,000 (Nil -2009) for gold royalties paid to the Zimbabwe Government in terms of the 3.5% Royalty tax implementation which commenced in January 1, 2010, With effect from October 1, 2010 the Royalty tax has been increased to 4% on gross revenue before deduction of realisation costs

The discontinued operations relate to the Eersteling Mine in South Africa.

4. INVESTING

During the 3rd quarter 2010 Caledonia invested $1,136,000 ($521,000 – 2009) in capital assets and mineral properties. Of the amount invested in the 3rd quarter 2010, $162,000 ($165,000 – 2009) was spent at Nama and $640,000 ($332,000 – 2009) at Blanket mainly on the No. 4 Shaft Expansion Project, foreign currency adjustments of $244,000 and other projects make up the balance.

5. FINANCING

Caledonia financed its operations, except Blanket Mine, using funds on hand. No equity fund raising is currently intended during 2010. Blanket has fully utilised the increased loan facility from its bankers in Zimbabwe which now is set at US$2.5 million, the extent of the amount owing at any one time is dependent on the cash receipts for gold sales. This increased facility was granted in May 2010 and was obtained to assist with the funding of the Genset that has been purchased. Blanket has received confirmation from its bankers that the $2.5 million facility will be renewed under similar terms and conditions.

6. LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, Caledonia had a working capital surplus of $2,400,000 ($3,158,000– 2009) excluding the amount due to Blanket by RBZ for the unpaid Gold Bonds which at September 30,2010 totalled US$3,336,000 being the principal and accrued interest. Since December 2009 current assets have remained fairly static with an increase in gold receivables from Rand Refineries and a minor reduction in inventory levels. It is anticipated that inventory levels will increase by a further $400,000 in anticipation of production levels of 1000 tons per day. Short term borrowings from Blanket’s Zimbabwe bankers have increased by $1,092,000 since December 2009, as the facility is generally used in full and the balance varies depending on the timing of gold receipts. The current facility expired on October 31, 2010 and is being extended on similar terms for a further period of 180 days.

Liquidity remains very tight in Zimbabwe and trade credit continues to be difficult to obtain. Working capital planning is in place to ensure the operation is capable of supporting an annualized production rate of 40,000 ounces of gold m and planned investments.

During quarter 4 2010, it is expected that the cash requirements of Caledonia will be met from the cash on hand, Blanket loan repayments and from any excess cash generated from gold sales by Blanket Mine.

As of September 30, 2010 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling

Mines - if and when those Mines are permanently closed - at an estimated cost of $1,694,000

7. OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

8. RELATED PARTY TRANSACTIONS
Caledonia had the following related party transactions:
	Nine months ended
		September 30
	2010	2009	2008
	$’000	$’000	$’000
Management, and amounts paid or accrued to a company which provides the	342	338	423
services of the Corporation’s President
Rent paid to a Company owned by members of the President’s family	29	36	32
Fees accrued to the Chairman of the Board	30	113	250
Legal fees paid to a law firm where a Director is a partner	22	46	84

(1)	The 2010 fee payable to the Chairman of the Board has yet to be finalised by the Compensation Committee. Once finalised any arrears payment necessary will be made and recorded accordingly.

9. CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, future tax liabilities, and the recoverable amount of the Zimbabwe Gold Bonds. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago. The asset retirement obligations estimation for Blanket was recalculated before December 31, 2009. The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

The estimated recoverable amount of the Zimbabwe Bond has been calculated based on the weighted average probability of receiving payment. Based on the circumstances prevailing in Zimbabwe we have considered the probabilities of receiving payment over a number of different time periods ranging from 6 months from original redemption to 60 months. A discount factor of 43% was used in arriving at the estimated recoverable amount. The Corporation still believes the Bond redemption will be honoured by Reserve Bank of Zimbabwe (“RBZ”) but the time period is considered uncertain due to the financial constraints evident in Zimbabwe. The principal and accrued interest to September 30, 2010 of US$3,278,000 was carried on the balance sheet at the depreciated amount of $809,000.

There have been no accounting policy changes adopted since January 1, 2010.

9.1. International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia has assessed the adoption of IFRS for 2011 by using the services of an independent consultant to produce an Impact Assessment Report (“the Report”). The Report sets out the preliminary assessment of the potential impact of Caledonia’s conversion from Canadian GAAP to IFRS and was based on Caledonia’s publicly reported financial information for the year ended 31 December 2008.

The approach followed was:

  A review of Caledonia’s accounting policies and accompanying financial statements for the year ended 31 December 2008 and compared them with the requirements of IFRS; and
  Discussions with management to discuss the key differences between IFRS and Canadian GAAP and the applicability to Caledonia.

This approach provided Caledonia with a clear and concise format for understanding and communicating the effects of implementing IFRS to senior management, the Audit Committee and the Board. Reference to the relevant standards and other authoritative material will be made and specific advice taken before acting if considered necessary.

It should also be noted that the Report primarily focuses on differences between IFRSs and Canadian GAAP from a recognition and measurement perspective and does not deal with disclosure requirements (except for the IFRS 1 disclosures), which will be addressed before implementation is required.

We have considered all standards and interpretations in issue at the date of the Report that will also be effective for Caledonia’s first IFRS financial statements, being the year ending 31 December 2011. A review of the impact that the IFRS requirements would have on Caledonia’s systems was not performed at this stage as all Caledonia’s subsidiaries are operating in IFRS compliant jurisdictions.

IFRS 1 states that, if an entity becomes a first-time adopter later than its subsidiaries, the entity shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiaries after adjusting for consolidation. Therefore, for the purposes of the transition to IFRS, Caledonia would have to use the financial statements of these subsidiaries and cannot make any adjustments. However, Caledonia will have to assess the consolidation entries made to evaluate whether any IFRS 1 exemptions can be applied to these entries.

The areas that require additional work and quantitative evaluation are:

  Business combinations
  Deemed cost on property, plant and equipment and amortization.
  Mineral property valuation.
  Decommissioning liabilities
  Exploration and evaluation assets

As Zimbabwe has emerged from a hyperinflationary environment into a US dollarized economy in 2009, a revaluation exercise has taken place on property, plant, and equipment (“PP&E”) for the 2009 IFRS compliant annual financial statements in Zimbabwe. The residual values and useful remaining lives have also been reviewed. The outcome of this exercise will be evidenced in Caledonia’s financial statements on transition to IFRS in 2011. Initial indications are that PP&E net book value would be approximately $13 million higher and the resulting amortization expense is expected to be approximately $1.9 million higher on an annual basis. It is also expected that the rehabilitation provision for Blanket mine will be higher and initial indications are that an additional provision of approximately $300,000 will be required.

An annual revision of the revaluation exercise will be conducted during the 3rd quarter of 2010. During 3rd quarter the IFRS compliant consolidated balance sheet for Caledonia as at December 31, 2009 has been prepared and the reconciliations between Canadian GAAP and IFRS will be finalised in November to establish comparative figures for the 2011 quarterly reports that will commence from March 31, 2011.

Management have continued to participate in web training sessions to enhance its knowledge for preparation of the opening IFRS balance sheet in January.

10. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian Dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African Rand and United States Dollars. Management does not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using United States Dollars as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has been eliminated. The shareholder loan account in Zimbabwe is denominated in US

Dollars and may generate foreign exchange losses for Blanket Mine depending on the exchange rate between the US dollar and the Canadian Dollar. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Corporation does not use any derivative instruments to reduce its foreign currency risks.

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as its only debt is in Zimbabwe where it has a short term loan facility of US$2.5 million. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ as the amount owing by the RBZ is no longer increasing as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The Corporation continues to use the long term projected gold price in all its cash flow models developed for strategic planning purposes.

11. SECURITIES OUTSTANDING

As at November 10, 2010 the following securities were outstanding:

(1)	500,169,280 common shares;
(2)	Options and warrants as follows:

Number	Description	Exercise Price	Expiry Date

32,580,000	Common share purchase options	Average $0.07(1)	Various until May 11, 2016
Nil	Common share purchase warrants	-

(1)	This price is the reduced exercise price approved by shareholders at the 2010 AGM in May and implemented on August 10, 2010

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options of 50,016,928 shares.

12. CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2009 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, Management concluded that the following disclosable material weaknesses existed as at December 31, 2009.

(i) Unaccrued Liabilities

An unaccrued 2008 Zambian liability was identified in 2009, as previously reported. Systems have been put in place to ensure that such an under accrual will not reoccur.

(ii) Segregation of duties

Due to limited personnel resources at the Corporation’s office in Johannesburg, adequate segregation of duties within the accounting group was not achieved. This creates a risk that inaccurate entries could be made and not identified or corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. Management continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 at the Johannesburg office to improve the segregation of duties and lighten the work load of existing staff.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale to warrant the hiring of any more additional staff to correct any further segregation of duties weakness at this time. There were no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements. All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

13. FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

14. QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.